SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         MARQUETTE MEDICAL SYSTEMS, INC.
                                (Name of Issuer)


                          Common Shares, $.10 Par Value
                         (Title of Class of Securities)


                                   571474 10 5
                                 (CUSIP Number)


                                Robert E. Healing
                            General Electric Company
                              3135 Easton Turnpike
                                  Fairfield, CT
                                 (203) 373-2243
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 20, 1998
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES)

                         (Continued on following pages)

                                  SCHEDULE 13D

            CUSIP NO. 571474 10 5                                        PAGE 2

         NAME OF REPORTING PERSON
   1     GENERAL ELECTRIC COMPANY
         14-0689340

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)
         (b)  X

   3     SEC USE ONLY


   4     SOURCE OF FUNDS
         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)       [X ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK

      NUMBER             7      SOLE VOTING POWER
        OF                      3,643,066*
      SHARES
--------------------------------------------------------------------------------
 BENEFICIALLY OWNED      8      SHARED VOTING POWER
        BY                      3,157,842**
--------------------------------------------------------------------------------
  EACH REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON                    3,643,066*
--------------------------------------------------------------------------------
       WITH             10      SHARED DISPOSITIVE POWER
                                3,157,842**
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,643,066*

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                    [X]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6%

  14     TYPE OF REPORTING PERSON

         CO

* Beneficially owned pursuant to the Stock Option Agreement described in this Statement.

** Beneficially owned pursuant to the Shareholder Agreement described in this Statement. Reporting Person disclaims beneficial ownership of these shares.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement relates is the common shares, par value $.10 per share ("Marquette Common Stock"), of Marquette Medical Systems, Inc., a Wisconsin corporation ("Marquette"). Marquette's principal executive offices are located at 8200 W. Tower Avenue, Milwaukee, Wisconsin 53223.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is filed by General Electric Company, a New York corporation ("GE" or the "Reporting Person"), whose principal business address is 3135 Easton Turnpike, Fairfield Connecticut 06431-0001. GE and its consolidated affiliates comprise one of the largest and most diversified industrial corporations in the world. From the time of its incorporation in 1892, GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. Over the years, development and application of related and new technologies have broadened considerably the scope of activities of GE and its affiliates. GE's products include, but are not limited to, lamps and other lighting products; major appliances for the home; industrial automation products and components; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear reactors, nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; materials, including plastics, silicones and superabrasive industrial diamonds; and a wide variety of high-technology products, including products used in medical diagnostic applications.

         GE also offers a wide variety of services, including product support services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. The National Broadcasting Company, Inc., a wholly-owned subsidiary, is engaged principally in furnishing network television services, in operating television stations, and in providing cable programming and distribution services in the United States, Europe, and Asia. Through another wholly-owned subsidiary, General Electric Capital Services, Inc. ("GECS"), and its two principal subsidiaries, GE offers a broad array of financial services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance. Other services offered by GECS include satellite communications furnished by its subsidiary, GE Americom, Inc. GE also licenses patents and provides technical services related to products it has developed, but such activities are not material to GE.

         Except as described below, during the past five years, GE has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         In April, 1994, a U.K. subsidiary of GE, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. Such Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which [it] is so registered ... shall be guilty of [a criminal] offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

         The names, principal occupations and business addresses of the executive officers and directors of GE are set forth in Schedule A attached hereto, which is incorporated herein by reference. Except as expressly noted in Schedule A, each such executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Stock Option Agreement described in Item 4 of this Statement was entered into by GE and Marquette as an inducement to GE to enter into the Merger Agreement described in Item 4. If the option described therein were to be exercised by GE, the exercise price is $45 per share, payable in cash. The maximum amount payable is $163,937,970. GE would pay this amount out of working capital.

                  The Shareholder Agreement described in Item 4 of this Statement was entered into by GE and Michael J. Cudahy, the Chairman of the Board of Marquette, as an inducement to GE to enter into the Merger Agreement described in Item 4. Except as set forth in the preceding sentence, GE has paid no consideration in connection with entering into the Shareholder Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

                  On September 20, 1998, GE, Emerald Merger Corp., a Wisconsin corporation and a wholly-owned subsidiary of GE ("Sub"), and Marquette entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into Marquette (the "Merger"), with Marquette surviving the Merger and becoming a wholly-owned subsidiary of GE. Pursuant to the Merger Agreement, by virtue of the Merger each outstanding share of Marquette Common Stock (other than shares held by Marquette or its subsidiaries or GE or any wholly-owned subsidiaries of GE) will be converted into the right to receive that number of shares of common stock, par value $.16 per share, of GE (the "GE Common Stock") as shall be determined by dividing $45.00 by the Average GE Share Price (as defined below).

         The "Average GE Share Price" is defined as the average of the last sale price per share of GE Common Stock on The New York Stock Exchange, Inc. Composite Tape for the 10 consecutive trading days ending on the trading day which is five days prior to the closing date of the Merger. Pursuant to the Merger Agreement, the directors of Sub immediately prior to the consummation of the Merger will become directors of Marquette upon the effectiveness of the Merger. It is anticipated that, following the consummation of the Merger, the Marquette Common Stock will be delisted from the Nasdaq National Market and the Marquette Common Stock will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 99(a) hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

                  Concurrently with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, GE and Marquette entered into the Stock Option Agreement (the "Stock Option Agreement") pursuant to which Marquette granted to GE an option (the "Option") to purchase up to 3,643,066 shares (the "Optioned Shares") of Marquette Common Stock (approximately 19.9% of the outstanding shares of Marquette Common Stock as of September 18, 1998) at an exercise price of $45 per share, payable in cash.

                  The Option is immediately exercisable if one or more of the following events occurs: (a) Marquette redeems the rights (the "Rights") issued under its Rights Agreement dated as of December 20, 1996, as amended (the "Rights Agreement"), or amends or fails to resist a legal challenge to the Rights Agreement and any person (other than GE or its affiliates or Michael J. Cudahy so long as he beneficially owns less than 25%), acquires or becomes the beneficial owner of 20% or more of the outstanding shares of Marquette Common Stock; (b) Marquette redeems the Rights or amends or fails to resist a legal challenge to the Rights Agreement and any group (other than a group which includes or may reasonably be deemed to include GE or any of its affiliates) is formed which beneficially owns 20% or more of the outstanding shares of Marquette Common Stock; (c) any person (other than GE or its affiliates) has commenced a tender or exchange offer for 20% or more of the then outstanding shares of Marquette Common Stock or has publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of Marquette, or other similar business combination involving Marquette; (d) Marquette enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving Marquette or a significant subsidiary of Marquette or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, Marquette or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (e) any person (other than GE or its affiliates) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Marquette Common Stock which, together with all shares of Marquette Common Stock beneficially owned by such person, results or would result in such person being the beneficial owner of 20% or more of the outstanding shares of Marquette Common Stock; or (f) there is a public announcement with respect to a plan or intention by Marquette, other than with GE or its affiliates, to effect any of the foregoing transactions.

                  The Option generally terminates upon the earlier to occur of
(i) the closing of the transactions contemplated by the Merger and (ii) the termination of the Merger Agreement in accordance with its terms; PROVIDED, HOWEVER, that the Option will not terminate until 180 days after a termination pursuant to clause (ii) immediately above under circumstances specified in the Stock Option Agreement.

                  A copy of the Stock Option Agreement entered into between GE and Marquette is filed as Exhibit 99(b) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

                  Concurrently with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, Michael J. Cudahy, the Chairman of the Board of Marquette and the owner of 3,157,842 shares (the "Subject Shares") of Marquette Common Stock (approximately 17.2% of the outstanding shares of Marquette Common Stock), entered into the Shareholder Agreement with GE (the "Shareholder Agreement").

                  The Shareholder Agreement provides, among other things, that:
(a) Mr. Cudahy will attend the special meeting of shareholders of Marquette to vote on the Merger Agreement, in person or by proxy, and at the special meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, he will vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement;
(b) at any meeting of shareholders of Marquette or at any adjournment thereof or in any other circumstances upon which his vote, consent or other approval is sought, Mr. Cudahy will vote (or cause to be voted) the Subject Shares against
(i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Marquette or any subsidiary thereof or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of the Articles of Incorporation or Bylaws of Marquette or other proposal or transaction involving Marquette or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of Marquette; (c) Mr. Cudahy will not, with certain exceptions, (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively "Transfer") or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person or
(ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to the Subject Shares, and agrees not to commit or agree to take any of the foregoing actions; (d) Mr. Cudahy will not, nor will he authorize any investment banker, attorney or other advisor or representative to directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal, or directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person with respect to Marquette or any subsidiary in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Takeover Proposal; (e) Mr. Cudahy will use his reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with GE in doing, all things necessary, proper or advisable to support and to consummate and make effective, in the most expeditious manner practicable, the Merger Agreement and the other transactions contemplated by the Merger Agreement; (f) Mr. Cudahy will notify GE in writing of the nature and amount of any acquisition by him of any voting securities of Marquette; and (g) Mr. Cudahy will not knowingly take or fail to take any action which would cause certain representations and warranties made by him to be untrue or incorrect. The Shareholder Agreement is not intended to limit the action that Mr. Cudahy may take to discharge his fiduciary duties as a director of Marquette.

                  Mr. Cudahy's obligations under the Shareholder Agreement generally terminate on the earlier to occur of (i) six months after the termination of the Merger Agreement and (ii) the effective time of the Merger.

                  A copy of the Shareholder Agreement entered into between GE and Mr. Cudahy is filed as Exhibit 99(c) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) - (c) By reason of the Stock Option Agreement, GE may be deemed to be the beneficial owner of the Optioned Shares. The Optioned Shares would be shares newly issued by Marquette and, based upon the number of shares outstanding as of September 18, 1998 and the number of such newly issued shares, would represent approximately 16.6% of the outstanding shares of Marquette Common Stock.

                  By reason of the Shareholder Agreement, GE may be deemed to be the beneficial owner of the Subject Shares and may be deemed to have shared power to vote or direct the vote of the Subject Shares or shared power to dispose or direct the disposition of the Subject Shares. The Subject Shares represent approximately 17.2% of the outstanding shares of Marquette Common Stock, based upon the number of shares outstanding as of September 18, 1998. Because of the limited nature of the Shareholder Agreement, GE expressly disclaims beneficial ownership of the Subject Shares.

                  Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of Marquette Common Stock. Except as described in this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in
Item 2 above has effected any transactions in Marquette Common Stock during the past 60 days.

                  (d)  Not applicable.

                  (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As described in Item 4, GE presently anticipates that it will acquire the entire equity interest in Marquette pursuant to the Merger Agreement.

                  Certain shareholders, directors and officers of Marquette may be deemed to be "affiliates" of Marquette (the "Affiliates") pursuant to the rules and regulations under the Securities Act of 1933, as amended (the "Securities Act"). The Merger Agreement provides that certain of those Affiliates will enter into letter agreements (the "Affiliate Agreements") with GE, each agreeing that such Affiliate will not sell, transfer or otherwise dispose of any shares of GE Common Stock issued to such possible Affiliate pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act.

                  Other than the Merger Agreement, the Stock Option Agreement and the Shareholder Agreement described in Item 4 of this Statement and the Affiliate Agreements described in this Item 6, to the best knowledge of GE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to Marquette Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99(a) Agreement and Plan of Merger dated as of September 20, 1998 among General Electric Company, Emerald Merger Corp. and Marquette Medical Systems, Inc. (incorporated by reference to
                  Exhibit 1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 1998 by Marquette Medical Systems, Inc., File No. 0-18724).

         99(b) Stock Option Agreement dated as of September 20, 1998 between General Electric Company and Marquette Medical Systems, Inc. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 1998 by Marquette Medical Systems, Inc., File No. 0-18724).

         99(c) Shareholder Agreement dated as of September 20, 1998 between General Electric Company and Michael J. Cudahy (incorporated by reference to Exhibit 3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 1998 by Marquette Medical Systems, Inc., File No. 0-18724).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               GENERAL ELECTRIC COMPANY


Dated:  September 30, 1998                     BY:      /S/ ROBERT E. HEALING
                                               ------------------------------
                                               Robert E. Healing
                                               Corporate Counsel

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

         99(a) Agreement and Plan of Merger dated as of September 20, 1998 among General Electric Company, Emerald Merger Corp. and Marquette Medical Systems, Inc. (incorporated by reference to
                  Exhibit 1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 1998 by Marquette Medical Systems, Inc., File No. 0-18724).

         99(b) Stock Option Agreement dated as of September 20, 1998 between General Electric Company and Marquette Medical Systems, Inc. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 1998 by Marquette Medical Systems, Inc., File No. 0-18724).

         99(c) Shareholder Agreement dated as of September 20, 1998 between General Electric Company and Michael J. Cudahy (incorporated by reference to Exhibit 3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 1998 by Marquette Medical Systems, Inc., File No. 0-18724).

                                                            SCHEDULE A
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            GENERAL ELECTRIC COMPANY

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GE are set forth below. If no business address is given, the director's or officer's business address is GE's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GE. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                            GENERAL ELECTRIC COMPANY
                                    DIRECTORS

                  PRESENT                           PRESENT
NAME              BUSINESS ADDRESS                  PRINCIPAL OCCUPATION
----              ----------------                  --------------------

J.I. Cash, Jr.    Harvard Business School           Professor of Business
                  Baker Library 187                 Administration-Graduate
                  Soldiers Field                    School of Business
                  Boston, MA 02163                  Administration, Harvard
                                                    University

S.S. Cathcart     222 Wisconsin Avenue              Retired Chairman,
                  Suite 103                         Illinois Tool Works
                  Lake Forest, IL 60045

D.D. Dammerman    General Electric Company          Senior Vice President-
                  3135 Easton Turnpike              Finance, General
                  Fairfield, CT 06431               Electric Company

P. Fresco         General Electric Company          Vice Chairman of the
                  (U.S.A.)                          Board and Executive
                  3 Shortlands, Hammersmith         Officer, General
                  London, W6 8BX, England           Electric Company

C.X. Gonzalez     Kimberly-Clark de Mexico,         Chairman of the Board
                    S.A. de C.V.                    and Chief Executive
                  Jose Luis Lagrange 103,           Officer,
                  Tercero Piso                      Kimberly-Clark de Mexico,
                  Colonia Los Morales               S.A. de C.V.
                  Mexico, D.F. 11510, Mexico

Andrea Jung       Avon Products, Inc.               President and Chief
                  1345 Avenue of the Americas       Operating Officer,
                  New York, NY  10105               Avon Products, Inc.

G.G. Michelson    Federated Department Stores       Former Member of the
                  151 West 34th Street              Board of Directors,
                  New York, NY  10001               Federated Department
                                                    Stores

E. F. Murphy      General Electric Company          Vice Chairman of the
                  3135 Easton Turnpike              Board and Executive
                  Fairfield, CT 06431               Officer

S. Nunn           King & Spalding                   Partner, King & Spalding
                  191 Peachtree Street, N.E.
                  Atlanta, Georgia 30303

J.D. Opie         General Electric Company          Vice Chairman of the
                  3135 Easton Turnpike              Board and Executive
                  Fairfield, CT 06431               Officer

R.S. Penske       Penske Corporation                Chairman of the Board
                  13400 Outer Drive, West           and President, Penske
                  Detroit, MI 48239-4001            Corporation

F.H.T. Rhodes     Cornell University                President Emeritus
                  3104 Snee Building                Cornell University
                  Ithaca, NY 14853

A.C. Sigler       Champion International            Retired Chairman of the
                   Corporation                      Board and CEO
                  1 Champion Plaza                  and former Director,
                  Stamford, CT 06921                Champion International
                                                    Corporation

D.A. Warner III   J. P. Morgan & Co., Inc.          Chairman of the Board,
                  & Morgan Guaranty Trust Co.       President, and Chief
                  60 Wall Street                    Executive Officer,
                  New York, NY 10260                J.P. Morgan & Co.
                                                    Incorporated and Morgan
                                                    Guaranty Trust Company

J.F. Welch, Jr.   General Electric Company          Chairman of the Board
                  3135 Easton Turnpike              and Chief Executive
                  Fairfield, CT 06431               Officer, General Electric
                                                    Company

                          CITIZENSHIP

                  C. X. Gonzalez            Mexico
                  P. Fresco                 Italy
                  All Others                U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                    PRESENT                      PRESENT
NAME                BUSINESS ADDRESS             PRINCIPAL OCCUPATION
----                ----------------             --------------------

J.F. Welch, Jr.     General Electric Company     Chairman of the Board and
                    3135 Easton Turnpike         Chief Executive Officer
                    Fairfield, CT 06431

P. Fresco           General Electric Company     Vice Chairman of the Board
                    (U.S.A.)                     Board and Executive Officer
                    3 Shortlands, Hammersmith
                    London, W6 8BX, England

P.D. Ameen          General Electric Company     Vice President and Comptroller
                    3135 Easton Turnpike
                    Fairfield, CT 06431

J.R. Bunt           General Electric Company     Vice President and Treasurer
                    3135 Easton Turnpike
                    Fairfield, CT 06431

D.L. Calhoun        General Electric Company     Senior Vice President -
                    Nela Park                    GE Lighting
                    Cleveland, OH  44122

W.J. Conaty         General Electric Company     Senior Vice President -
                    3135 Easton Turnpike         Human Resources
                    Fairfield, CT 06431

D. M. Cote          General Electric Company     Senior Vice President -
                    3135 Easton Turnpike         GE Appliances
                    Fairfield, CT 06431

D.D. Dammerman      General Electric Company     Senior Vice President - Finance
                    3135 Easton Turnpike
                    Fairfield, CT 06431

L.S. Edelheit       General Electric Company     Senior Vice President -
                    P. O. Box 8                  Corporate Research
                    Schenectady, NY 12301        and Development

B.W. Heineman, Jr.  General Electric Company     Senior Vice President -
                    3135 Easton Turnpike         General Counsel and Secretary
                    Fairfield, CT 06431


J. R. Immelt        General Electric Company     Senior Vice President -
                    P.O. Box 414                 GE Medical Systems
                    Milwaukee, WI 53201

G. S. Malm          General Electric Company     Senior Vice President -
                    3135 Easton Turnpike         Asia
                    Fairfield, CT 06431

W.J. McNerney, Jr.  General Electric Company     Senior Vice President -
                    1 Neumann Way                GE Aircraft Engines
                    Cincinnati, OH  05215

E.F. Murphy         General Electric Company     Vice Chairman of the Board
                    3135 Easton Turnpike         and Executive Officer
                    Fairfield, CT  06431

R.L. Nardelli       General Electric Company     Senior Vice President -
                    1 River Road                 GE Power Systems
                    Schenectady, NY 12345

R.W. Nelson         General Electric Company     Vice President -
                    3135 Easton Turnpike         Corporate Financial Planning
                    Fairfield, CT 06431          and Analysis

J.D. Opie           General Electric Company     Vice Chairman of the Board
                    3135 Easton Turnpike         and Executive Officer
                    Fairfield, CT 06431

G.M. Reiner         General Electric Company     Senior Vice President -
                    3135 Easton Turnpike         Chief Information Officer
                    Fairfield, CT 06431

J. G. Rice          General Electric Company     Vice President -
                    2901 East Lake Road          GE Transportation Systems
                    Erie, PA  16531


G.L. Rogers         General Electric Company     Senior Vice President -
                    1 Plastics Avenue            GE Plastics
                    Pittsfield, MA 01201


L.G. Trotter        General Electric Company     Senior Vice President -
                    41 Woodford Avenue           GE Industrial Systems
                    Plainville, CT 06062


                                   CITIZENSHIP

                    P. Fresco                  Italy
                    G. S. Malm                 Sweden
                    All Others                  U.S.A.